UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Thorium Power, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

885183103
(CUSIP Number)

October 6, 2006
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 885183103	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thunder Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,626,263 shares of common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,626,263 shares of common stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,626,263 shares of common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 7.6% based upon 296,114,497 outstanding shares of the Issuer’s common stock as set forth in the Issuer’s registration statement on Form SB-2/A filed on October 4, 2006.

12.	TYPE OF REPORTING PERSON OO

Cusip No. 885183103	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Dykstra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,626,263 shares of common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,626,263 shares of common stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,626,263 shares of common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 7.6% based upon 296,114,497 outstanding shares of the Issuer’s common stock as set forth in the Issuer’s registration statement on Form SB-2/A filed on October 4, 2006.

12.	TYPE OF REPORTING PERSON IN

Cusip No. 885183103	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: THORIUM POWER, LTD.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
8300 Greensboro Drive
Suite 800
McLean, VA 22102

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Thunder Investors, L.L.C.
10 South Wacker Drive
Suite 1860
Chicago, Illinois 60606
Delaware limited liability company

Thomas Dykstra
10 South Wacker Drive
Suite 1860
Chicago, Illinois 60606
U.S. Citizen

2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

2(e)	CUSIP Number:	885183103
Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Cusip No. 885183103	13G	Page 5 of 7 Pages

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4	Ownership:
THUNDER INVESTORS, L.L.C.
THOMAS DYKSTRA

(a)	Amount beneficially owned:
22,626,263 shares of common stock.
(b)	Percent of Class:
Approximately 7.6% based upon 296,114,497 outstanding shares of the Issuer’s common stock as set forth in the Issuer’s registration statement on Form SB-2/A filed on October 4, 2006.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
0
(ii)	shared power to vote or to direct the vote:
22,626,263 shares of common stock
(iii)	sole power to dispose or to direct the disposition of:
0
(iv)	shared power to dispose or to direct the disposition of:
22,626,263 shares of common stock
Item 5	Ownership of Five Percent or Less of a Class:

Cusip No. 885183103	13G	Page 6 of 7 Pages

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 885183103	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of November, 2006

THUNDER INVESTORS, L.L.C.

By: /s/ Thomas Dykstra
Name: Thomas Dykstra
Its: President and Treasurer

By: /s/ Thomas Dykstra
Thomas Dykstra